STATEMENT OF INVESTMENTS

Dreyfus Connecticut Municipal Money Market Fund, Inc.

February 28, 2007 (Unaudited)

Short-Term Investments--101.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut--92.8%				
Beacon Falls,				
BAN	4.00	7/26/07	1,000,000	1,001,928
Bethel,				
GO Notes, BAN	4.50	7/31/07	2,223,000	2,229,795
Bristol,				
GO Notes	4.50	7/15/07	560,000	561,974
Connecticut,				
Clean Water Fund Revenue	5.80	10/1/07	700,000	709,193
Connecticut,				
GO Notes	6.00	3/1/07	1,385,000	1,385,000
Connecticut,				
GO Notes	5.00	3/15/07	250,000	250,121
Connecticut,				
GO Notes	5.30	3/15/07	125,000	125,083
Connecticut,				
GO Notes	5.50	3/15/07	100,000	100,067
Connecticut,				
GO Notes, Refunding	4.25	6/15/07	395,000	395,784
Connecticut,				
GO Notes (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.65	3/7/07	1,000,000 [a]	1,000,000
Connecticut,				
GO Notes (Putters Program) (Insured; FGIC and Liquidity Facility; PB Capital Finance Inc.)	3.68	3/7/07	14,690,000 [a,b]	14,690,000
Connecticut,				
Second Lien Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA and Liquidity Facility; Bank of America)	3.50	3/7/07	500,000 [a]	500,000
Connecticut,				
Second Lien Special Tax Obligation, Refunding (Transportation Infrastruture Purposes) (Insured; AMBAC and Liquidity Facility; Westdeutsche Landesbank)	3.53	3/7/07	7,690,000 [a]	7,690,000
Connecticut,				
Special Tax Obligation, Refunding (Transportation Infrastructure Purposes)	5.25	9/1/07	190,000	191,450
Connecticut Development Authority,				
Airport Hotel Revenue,				

Refunding (Bradley Airport Hotel Project) (LOC; TD Banknorth, N.A.)	3.68	3/7/07	3,345,000 a	3,345,000
Connecticut Development Authority, IDR (Energy Network Sina Project) (LOC; Bank of America)	3.54	3/7/07	4,300,000 a	4,300,000
Connecticut Development Authority, IDR (Imperial Electric Assembly Project) (LOC; Wachovia Bank)	3.80	3/7/07	1,420,000 a	1,420,000
Connecticut Development Authority, IDR (Lapham-Hickey Steel Corp. Project) (LOC; Bank of Montreal)	3.76	3/7/07	4,995,000 a	4,995,000
Connecticut Development Authority, IDR, Refunding (Capitol District Energy Project) (LOC; Bank of Nova Scotia)	3.54	3/7/07	5,000,000 a	5,000,000
Connecticut Development Authority, Solid Waste Disposal Facility Revenue (Rand-Whitney Containerboard Limited Partnership Project) (LOC; Bank of Montreal)	3.56	3/7/07	7,945,000 a	7,945,000
Connecticut Development Authority, Water Facility Revenue, Refunding (Connecticut Water Company Project) (LOC; Citizens Bank of Rhode Island)	3.54	3/7/07	200,000 a	200,000
Connecticut Health and Educational Facilities Authority, Revenue (Central Connecticut Coast YMCA Issue) (LOC; Citizens Bank of Rhode Island)	3.67	3/7/07	4,115,000 a	4,115,000
Connecticut Health and Educational Facilities Authority, Revenue (Eagle Hill School Issue) (LOC; The Bank of New York)	3.66	3/7/07	5,880,000 a	5,880,000
Connecticut Health and Educational Facilities Authority, Revenue (Eastern Connecticut Health Network Issue) (LOC; Comerica Bank)	3.63	3/7/07	200,000 a	200,000
Connecticut Health and Educational Facilities Authority, Revenue (Greater Hartford YMCA Issue) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.64	3/7/07	2,535,000 a	2,535,000
Connecticut Health and Educational Facilities Authority, Revenue (Greenwich Family YMCA Issue) (LOC; The Bank of New York)	3.66	3/7/07	5,000,000 a	5,000,000
Connecticut Health and Educational Facilities Authority, Revenue				

(Kingswood-Oxford School Issue) (LOC; Allied Irish Banks)	3.64	3/7/07	500,000 a	500,000
Connecticut Health and Educational Facilities Authority, Revenue (Sacred Heart University Issue) (LOC; Bank of America)	3.65	3/7/07	5,785,000 a	5,785,000
Connecticut Health and Educational Facilities Authority, Revenue (Taft School Issue) (LOC; Wachovia Bank)	3.53	3/7/07	5,655,000 a	5,655,000
Connecticut Health and Educational Facilities Authority, Revenue (University of New Haven Issue) (LOC; Wachovia Bank)	3.65	3/7/07	500,000 a	500,000
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	3.90	5/15/07	150,000	150,074
Connecticut Housing Finance Authority (Housing Mortgage Finance Program) (Insured; AMBAC and Liquidity Facility; FHLB)	3.68	3/7/07	1,700,000 a	1,700,000
Connecticut Housing Finance Authority, Revenue (GIC; Rabobank Nederland and Liquidity Facility; Merrill Lynch)	3.70	3/7/07	115,000 a,b	115,000
Connecticut Housing Finance Authority, Revenue (Liquidity Facility; Citibank NA)	3.71	3/7/07	6,410,000 a,b	6,410,000
Connecticut Housing Finance Authority, Revenue (Liquidity Facility; FHLMC)	3.58	3/7/07	8,078,000 a	8,078,000
Danbury, GO Notes, BAN	4.50	8/3/07	1,000,000	1,003,194
Hamden, GO Notes, BAN	4.00	7/27/07	2,300,000	2,303,604
Ledyard, GO Notes, BAN	4.00	7/16/07	2,000,000	2,003,587
Milford, GO Notes, BAN	4.00	5/4/07	1,450,000	1,451,260
Milford, GO Notes, BAN	4.00	11/2/07	1,000,000	1,003,055
Monroe, GO Notes, BAN	4.50	3/16/07	750,000	750,298
New Britain, GO Notes (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.66	3/7/07	3,010,000 a	3,010,000
New Haven, CP (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.53	3/7/07	4,500,000	4,500,000
New Haven, CP (LOC; Landesbank				

Hessen-Thuringen Girozentrale)	3.50	4/4/07	2,000,000	2,000,000
Newtown,				
GO Notes (Insured; FSA)	4.50	6/15/07	475,000	476,279
Northeast Tax Exempt Bond Grantor				
Trust, Revenue (LOC; Bank of				
America)	3.79	3/7/07	3,533,000 a,b	3,533,000
Plainfield,				
GO Notes, BAN	4.00	7/9/07	2,000,000	2,002,156
Redding,				
GO Notes, BAN	3.88	7/31/07	2,160,000	2,163,308
Regional School District Number				
Five, GO Notes, BAN	4.25	11/28/07	1,000,000	1,005,253
Regional School District Number				
Ten, GO Notes, BAN	4.50	8/13/07	1,295,000	1,299,626
Shelton Housing Authority,				
Revenue (Crosby Commons				
Project) (LOC; Wachovia Bank)	3.70	3/7/07	1,520,000 a	1,520,000
South Central Connecticut Regional				
Water Authority, Water System				
Revenue (Insured; MBIA and				
Liquidity Facility; JPMorgan				
Chase Bank)	3.50	3/7/07	4,100,000 a	4,100,000
Southeastern Connecticut Water				
Authority, Working Capital and				
Organizational Fund Notes	4.00	3/9/07	500,000	500,053
University of Connecticut,				
GO Notes	4.25	4/1/07	125,000	125,070
U.S. Related--8.2%				
Puerto Rico Aqueduct and Sewer				
Authority, Revenue (Liquidity				
Facility; Citigroup Global				
Market Holding and LOC;				
Citigroup Global Market				
Holding)	3.70	3/7/07	1,000,000 a,b	1,000,000
Puerto Rico Government Development				
Bank, Senior Notes (Liquidity				
Facility; Merrill Lynch				
Capital Services and LOC;				
Merrill Lynch)	3.73	3/7/07	10,740,000 a,b	10,740,000
Puerto Rico Public Buildings				
Authority, Revenue, Refunding				
(Insured; FSA)	5.50	7/1/07	200,000	201,282
Puerto Rico Public Finance				
Corporation, Revenue				
(Commonwealth Appropriation)				
(Insured; AMBAC)	5.00	6/1/07	300,000	301,073
Total Investments (cost $151,650,567)			**101.0%**	**151,650,567**
Liabilities, Less Cash and Receivables			**(1.0%)**	**(1,574,871)**
Net Assets			**100.0%**	**150,075,696**

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in

transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $36,488,000 or 24.3% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment In Lieu Of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement

SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance